Mail Stop 6010

December 17, 2007

Grace K. Lee
Senior Counsel and Deputy Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: **Schering-Plough Corporation**
        Definitive Proxy Statement
        Filed April 20, 2007
        File No. 001-06571

Dear Ms. Lee:

        We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

        Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

                                                Sincerely,

                                                Tim Buchmiller
                                                Senior Attorney